October 1, 2009

Lily Dang
Joanna Lam
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

Re:	U.S. Energy Corp.
Supplemental Response Number 2 to September 8, 2009 Comment Letter
File Number 000-06814:
Form 10-K for the Fiscal Year Ended December 31, 2008 (filed March 13, 2009)
Form 10-K/A for the Fiscal Year ended December 31, 2008 (filed April 2, 2009)
Form 10-Q for the Fiscal Quarter Ended March 31, 2009 (Filed May 8, 2009)

Dear Ms. Dang:

We appreciate the opportunity of visiting with you by phone regarding our responses to the comment letters we have received relating to the Form 10-K and 10-K/A for the year ended December 31, 2008 and Form 10-Q for the Quarter ended March 31, 2009 for U.S. Energy Corp.

After our review and discussion of  Rule 4-10(c)(4)(i) of Regulation SX we will broaden our disclosure of Significant Accounting Policies for Long Lived Assets, Mineral Properties and Oil and Gas Properties to include the following disclosure in all future Form 10K and Form 10Q filings:

The Company follows the full cost method in accounting for its oil and gas properties. Under the full cost method, all costs associated with the acquisition, exploration and development of oil and gas properties are capitalized and accumulated in a country-wide cost center. This includes any internal costs that are directly related to development and exploration activities, but does not include any costs related to production, general corporate overhead or similar activities. Proceeds received from disposals are credited against accumulated cost except when the sale represents a significant disposal of reserves, in which case a gain or loss is recognized. The sum of net capitalized costs and estimated future development and dismantlement costs for each cost center is depleted on the equivalent unit-of-production method, based on proved oil and gas reserves. Excluded from amounts subject to depletion are costs associated with unevaluated properties.

United States Securities and
     Exchange Commission
October 1, 2009

Under the full cost method, net capitalized costs are limited to the lower of unamortized cost reduced by the related net deferred tax liability and asset retirement obligations or the cost center ceiling. The cost center ceiling is defined as the sum of (i) estimated future net revenue, discounted at 10% per annum, from proved reserves, based on unescalated year-end prices and costs, adjusted for contract provisions, financial derivatives that hedge the Company’s oil and gas revenue and asset retirement obligations, (ii) the cost of properties not being amortized, (iii) the lower of cost or market value of unproved properties included in the cost being amortized less (iv) income tax effects related to differences between the book and tax basis of the natural gas and crude oil properties. If the net book value reduced by the related net deferred income tax liability and asset retirement obligations exceeds the cost center ceiling limitation, a non-cash impairment charge is required in the period in which the impairment occurs.

The Company will also expand its Footnote disclosure relating to Oil and Gas Properties.  Using December 31, 2008 as an example we will provide the following additional disclosure in our Oil and Gas Footnote to Financial Statements:

Ceiling Test Analysis

The Company performs a quarterly ceiling test for each of its oil and gas cost centers, which in 2008, there was only one.  The ceiling test incorporates assumptions regarding pricing and discount rates at quarter end and over which management has no influence in the determination of present value.  In arriving at the ceiling test for the year ended December 31, 2008, the Company used $41.41 per barrel for oil and $5.88 per Mcf for natural gas to compute the future cash flows of the Company’s producing property.  The discount factor used was 10%.

At December 31, 2008 the ceiling was in excess of the net capitalized costs as adjusted for related deferred income taxes and no impairment was required.  Furthermore as of year-end there were no unproved properties that were considered to be impaired and reclassified to properties being amortized.  Management will continue to review its unproved properties based on market conditions and other changes and if appropriate unproved property amounts may be reclassified to the amortized base of properties within the full cost pool.

We will also include all responses noted in our Response Letters dated August 13, 2009 and September 22, 2009 in all future Form 10K and Form 10Q filings.  It is our understanding that we will not be required to amend prior filings.

United States Securities and
     Exchange Commission
October 1, 2009

Closing Comments:

Response:  Management of the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law as of the United States.

We appreciate your review and comments.  In the event that further disclosure is required, please send further comments to me at FAX (307) 857-3050 with a copy to our SEC counsel, Steve Rounds at FAX (303) 377-0231.  Should you wish to discuss the proposed disclosures set forth above, prior to issuing further comments, please call Mr. Rounds at (303) 377-6997.

Sincerely,

/s/ Robert Scott Lorimer

Robert Scott Lorimer,
CFO/V.P. Finance